Form 51–102F3
MATERIAL CHANGE REPORT

PART 1          GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)      Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)      Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2           CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

June 20, 2005

Item 3.	News Release News Release dated June 20, 2005 was disseminated via Stockwatch and filed on SEDAR on June 20, 2005.

Item 4.

Summary of Material Change

Evolving Gold Corp. (the “Company”) announced, as a follow-up to its news release of February 18, 2005, a list of the most significant, gold-anomalous intersections from previous drilling at the Winnemucca Mountain project.

Item 5.

Full Description of Material Change

The Company announced a list of the most significant gold-anomalous intersections from previous drilling at the Winnemucca Mountain project. These data have been identified as part of a compilation of all available data on the property, which has seen limited exploration in the past.

The Winnemucca Mountain property is located near the northern end of the highly-productive Battle Mountain-Eureka gold trend in Humboldt county near Winnemucca, Nevada. The drilling was carried out by Santa Fe Pacific Mining during 1988 to 1990. No further drilling has been carried out on the property since that date.

The following table is a summary of the most anomalous gold values encountered during the Santa Fe Pacific Mining drill campaign.

Drillhole	Area	Interval (ft)	Length (ft)	Length (m)	Grade
					opt Au

DWM 014	Swordfish	190’-195’	5’	1.5	0.413
DWM 015	Swordfish	55’-85’	35	10.7	0.070
“	Swordfish	145’-150	5’	1.5	0.094
DWM 019	Swordfish	15’-45’	30’	9.1	0.027
DWM 026	Swordfish	610’-615’	5’	1.5	0.101
DWM 027	Swordfish	510’-525’	15’	4.6	0.052
“	Swordfish	875’-890’	15	4.6	0.029
DWM 028	Swordfish	360’-425’	65’	19.8	0.031
DWM 030	Swordfish	845’-900’	55’	16.8	0.040
DWM 032	Swordfish	25’-35’	10’	3.0	0.173
DWM 038	Swordfish	675’-700’	25’	7.6	0.051
DWM 039	Swordfish	1100’-1105’	5’	1.5	0.156
“	Swordfish	1342’-1347’	5’	1.5	0.243
DWM 041	Don’s Rock	455’-465’	10’	3.0	0.223
DWM 045	Swordfish	70’-80’	10’	3.0	0.164
DWM 053	Swordfish	265’-290’	25’	7.6	0.047
DWM 055	Swordfish	250’-255’	5’	1.5	0.259
DWM 066	Swordfish	645’-690’	45’	13.7	0.114
DWM 077	Swordfish	615’-635’	20’	6.1	0.058
DWM 083	Swordfish	460’-465’	5’	1.5	2.002

The historical drilling program targeted potential bulk tonnage, low-grade gold mineralization. In contrast, the Company is targeting vein-hosted, higher-grade gold mineralization of the type that is known to be associated with large, bulk tonnage deposits, such as at the Sleeper deposit, which is located approximately 30 kilometres to the northwest. At Winnemucca Mountain, the highest grade intersections, such as in SWM 014 and DWM 083 are associated with strong silicification and quart veining which forms the target for the Company's planned follow-up exploration.

In compliance with National Instrument 43-101, Dr. Lawrence A. Dick, PhD, PGeo, is the Qualified Person responsible for the technical accuracy of this report. Geochemical analyses were carried out by Chemex Labs Inc. in Sparks, Neveda. Insufficient information is available to determine true width of drill intercepts. An independent National Instrument 43-101 compliant technical report has been submitted.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted: Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 14th day of December, 2006.

“Lawrence A. Dick”
________________________________
Lawrence A. Dick
President